UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 1, 2019

SIGMATA ELECTRONICS, INC.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

81-1253192

(I.R.S. Employer Identification No.)

780 Reservoir Avenue #123

Cranston, RI 02910

 (Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (401) 714-5337

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.0001

Note: “We,” “the Company,” “Sigmata Electronics,” and “Sigmata” refer to Sigmata Electronics, Inc.

Item 9. Other Events

The Company is in the midst of preparing its Annual Report, which is currently late. The Company intends to file its Annual Report within 5 business days or as soon as possible.

Exhibits:

None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGMATA ELECTRONICS, INC.

Date: July 1, 2019	By:	/s/ Paul Moody
Paul Moody
Chief Executive Officer